# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: IM Cannabis Corp., CIK 0001792030
CUSIP: 44969Q505
Title of class of securities: Common Shares, no par value per share
Address of issuer's principal executive offices: Kibbutz Glil Yam, Central District, Israel (L3), 4690500
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001749628

## Reporting persons
- L.I.A. Pure Capital Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); does not affirm membership in a group (box b); sole voting power 96,864; shared voting power 0; sole dispositive power 96,864; shared dispositive power 0; aggregate amount beneficially owned 96,864 (4.99% of the class)
  Comment: *Percentage calculated based on 1,844,162 common shares, no par value per share (the "Shares"), of IM Cannabis Corp. (the "Issuer") issued and outstanding as of the date hereof, which amount was provided to the Reporting Person by the Issuer.

## Item 1. Issuer
Name of issuer: IM Cannabis Corp.
Address of issuer's principal executive offices: Kibbutz Glil Yam, Central District, Israel 4690500

## Item 2. Person Filing
Name of person filing: L.I.A. Pure Capital Ltd.
Address of principal business office or, if none, residence: 20 Raoul Wallenberg Street, Tel Aviv, Israel 6971916
Citizenship: Israel

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
See items 5-11 of the cover pages hereto for beneficial ownership, percentage of class and dispositive power of the Reporting Person, which is incorporated herein.

Amount beneficially owned by the Reporting Person consists of 96,864 Shares issuable upon the exercise of warrants held by the Reporting Person that are exercisable within 60 days of the date hereof, after giving effect to the beneficial ownership limitation described below. The warrants contain a beneficial ownership limitation that precludes the Reporting Person from exercising such warrants to the extent that, upon such exercise, the Reporting Person, together with its affiliates and any other persons acting as a group with the Reporting Person or any of its affiliates, would beneficially own more than 4.99% of the outstanding Shares.

The amount beneficially owned excludes (i) an additional 4,050,579 Shares issuable upon exercise of warrants held by the Reporting Person and (ii) additional Shares issuable upon conversion of convertible promissory notes held by the Reporting Person in the aggregate principal amount of $1,890,602 (the "Notes"), in each case, because the applicable warrants and Notes contain a beneficial ownership limitation that precludes the Reporting Person from exercising or converting such securities, as applicable, to the extent that, upon such exercise or conversion, the Reporting Person, together with its affiliates and any other persons acting as a group with the Reporting Person or any of its affiliates, would beneficially own more than 4.99% of the outstanding Shares.
Percent of class: See items 5-11 of the cover pages hereto for beneficial ownership, percentage of class and dispositive power of the Reporting Person, which is incorporated herein.
Sole power to vote or to direct the vote: See items 5-11 of the cover pages hereto for beneficial ownership, percentage of class and dispositive power of the Reporting Person, which is incorporated herein.
Shared power to vote or to direct the vote: See items 5-11 of the cover pages hereto for beneficial ownership, percentage of class and dispositive power of the Reporting Person, which is incorporated herein.
Sole power to dispose or to direct the disposition: See items 5-11 of the cover pages hereto for beneficial ownership, percentage of class and dispositive power of the Reporting Person, which is incorporated herein.
Shared power to dispose or to direct the disposition: See items 5-11 of the cover pages hereto for beneficial ownership, percentage of class and dispositive power of the Reporting Person, which is incorporated herein.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- L.I.A. Pure Capital Ltd.: /s/ Kfir Silberman, Kfir Silberman / Chief Executive Officer (11/13/2026)